NEWS RELEASE


                       TOWER SEMICONDUCTOR LTD. ANNOUNCES
              IT HAS LEARNED THAT ACTION HAS BEEN FILED AGAINST IT


MIGDAL HAEMEK, ISRAEL -- JULY 09, 2003 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced that it has learned, based on a press release issued to the news services, that an action has been filed in the United States District Court for the Southern District of New York on behalf of the holders of Tower Semiconductor Ltd., against Tower and certain of its directors and shareholders, asserting claims arising under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder.

While the company has not received a copy of the lawsuit, based on the information appearing in the press release issued today, it believes that this lawsuit is without merit.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

         This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) Our need to complete our 2003 financing package with our banks, which is a condition to receipt of the remainder of the first installment of our fifth milestone payment from our wafer and equity investors in the amount of $11.2 million, (ii) raising at least $26 million of additional funding for Fab 2 before the end of 2003, which is a condition to completion of the fifth milestone investment by our major wafer and equity partners in the amount of $16.4 million, (iii) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (iv) with the lawsuit filed against us in the southern district of New York, (v) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, as well as obtaining additional business from new and existing customers, (vi) our need to renegotiate our Fab 2 credit facility to

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TOWER SEMICONDUCTOR LTD. ANNOUNCES FIRST QUARTER OF 2003 RESULTS
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extend the deadlines by which we were and are required to meet the fifth and sixth milestones, which, in the absence of a renegotiated agreement, would result in an event of default under the credit facility in which event our banks would have the right to call our loans and exercise their liens against our assets and we would most likely face claims from our wafer partners, financial investors and the Investment Center, (vii) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center, (viii) ramp-up of production at Fab 2,
(ix) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (x) conditions in the market for foundry manufacturing services and for semiconductor products generally and (xi) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #

PR Agency Contact         Investor Relations Contact       Corporate Contact
JULIE LASS                SHELDON LUTCH                    TAMAR COHEN
Loomis Group              Fusion IR & Communications       Tower Semiconductor
+1 (713) 526 3737         +1 (212) 268 1816                +011 972 4 650 6998
lassj@loomisgroup.com     sheldon@fusionir.com             pr@towersemi.com